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                             August 12, 2022

       Wayne Tupuola
       Chief Executive Officer
       Laser Photonics Corporation
       1101 N. Keller Road, Suite G
       Orlando, FL 32810

                                                        Re: Laser Photonics
Corporation
                                                            Amendment No. 11 to
Registration Statement on Form S-1
                                                            Filed August 5,
2022
                                                            File No. 333-261129

       Dear Mr. Tupuola:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 filed August 5,
2022

       We restated our previously issued consolidated financial statements and as a result we identified a material weakness, page 30

   1. We note that you have concluded that you have not maintained effective internal control over financial
reporting and that you are "taking steps to enhance [y]our internal control environment." If your
disclosure controls and procedures were not effective, please state so directly and include
a risk factor on the risks of ineffective disclosure controls and procedures. In
addition, discuss the "significant deficiencies" and "material weaknesses"
                                                        mentioned in this risk
factor and discuss how you are working to remediate the
                                                        deficiencies and
weaknesses and steps you are taking to enhance your internal control environment. Also,
discuss the expected timing of such activities and any material costs you expect to incur.
Please disclose whether there have been any changes in your internal
 Wayne Tupuola
Laser Photonics Corporation
August 12, 2022
Page 2
      controls and procedures that occurred during the most recently completed quarter.
        You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Kevin
Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney at (202) 551-3345 or Thomas Jones, Staff Attorney at (202) 551-3602 with any other questions.



                                                          Sincerely,
FirstName LastNameWayne Tupuola
                                                          Division of
Corporation Finance
Comapany NameLaser Photonics Corporation
                                                          Office of
Manufacturing
August 12, 2022 Page 2
cc:       Ernest M. Stern, Esq.
FirstName LastName